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Exhibit 4.5


                             MEMORANDUM OF AGREEMENT


AGREEMENT, dated as of December 31, 2000 (the "Effective Date"), between the "Parties":

          A.       ENTERPRISES SOLUTIONS, INC. ("ESI").

          B.       WALTRAG A.G.  ( "WALTRAG").

Antecedents:

         On April 2, 2000, ESI executed a Deed Poll under the laws of Switzerland (the "Deed Poll") in favor of the holders of $5,000,000 principal amount of 10% Convertible Notes due April 2, 2001, issued pursuant to the Deed Poll (the "Notes"), WALTRAG being the initial holder of the Notes, in exchange for the payment to ESI of $5,000,000, the purchase price for the Notes. The Notes are convertible into Common Stock, par value $.001 per share, of ESI ("Common Stock") at a conversion price of 90% of the 22 day moving average price of the Company's Common Stock, immediately prior to the conversion request. In connection with the issuance of the Notes, WALTRAG was also issued an additional Note (the "Additional Note") in the principal amount of $250,000, having the same terms and conditions as the $5,000,000 principal amount of Notes issued under the Deed Poll and warrants to purchase 550,000 shares of Common Stock of ESI on or before April 4, 2003, at an exercise price of $10.00 per share (the "Warrants").

         The Parties wish to restructure the loan to ESI represented by the Notes issued pursuant to the Deed Poll and the Additional Note and the Warrants to convert into ESI Common Stock the Notes and the Additional Notes, and all interest accrued thereunder to the Effective Date of this Agreement; to restructure the Warrants; to provide for representation on ESI's Board of Directors for a designee of WALTRAG; and for the execution of Definitive Agreements (as defined below) to evidence the agreements set forth herein.

         NOW, THEREFORE, in furtherance of the antecedents, the Parties have agreed upon the following matters:

I.       Agreements of the Parties:

         A. The Parties agree to restructure the loan evidenced by the $5,000,000 principal amount of Notes issued under the Deed Poll in the following manner:

                   o As of the Effective Date, the holder(s) of the entire $5,000,000 principal amount of the Notes issued under the Deed Poll shall convert said principal amount of Notes into 1,635,000 shares of ESI Common Stock, and interest accrued on



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                       the Notes through December 31, 2000, shall be converted
                       into an additional 120,000 shares of ESI Common Stock.

                   o No later than the tenth (10th) business day after the Common Stock of ESI recommences trading on the OTC Bulletin Board or on another recognized securities exchange (the "Exercise Date"), clients of WALTRAG shall exercise 600,000 additional warrants to purchase 600,000 shares of ESI Common Stock, at a purchase price of $1.00 per share. If the said 600,000 warrants are not exercised on or prior to the Exercise Date, said warrants shall expire, notwithstanding any terms to the contrary set forth in the Warrant Agreement relating to the said warrants. The warrants subject to this agreement shall be designated in agreements executed at the closing of the transactions under the Definitive Agreements, and the holders thereof shall execute appropriate agreements at the closing reflecting the terms agreed to in this paragraph.

                   o The Additional Note and the Warrants shall be cancelled in exchange for the issuance by ESI of 260,000 shares of its Common Stock. Issuance of said shares of ESI Common Stock shall represent payment for cancellation of the Warrant and payment in full of the principal amount of and all interest accrued through December 31, 2000 on the Additional Note.

                   o Additional three-year warrants, expiring December 31, 2003, to purchase 320,000 shares of ESI Common Stock, exercisable at a price of $1.00 per share, shall be issued to WALTRAG's nominee or nominees at the closing of these transactions under the Definitive Agreements, to incentivize an expeditious closing thereof.

         B. ESI agrees, effective with the execution of the Definitive Agreements referred to below, to nominate WALTRAG's designee to be an advisory member of ESI's Board of Directors, or alternatively, as WALTRAG may specify, a non-director member of a Planning and Operations Committee to be established by ESI's Board of Directors for this purpose. As such advisory or non-director committee member of ESI's Board of Directors, WALTRAG's designee shall be provided with at least forty-eight (48) hours notice of and an agenda for each and every meeting of ESI's Board of Directors and of its Planning and Operations Committee (if applicable), and shall have the opportunity of participating in each such meeting, whether in person or by conference telephone. ESI further agrees to include WALTRAG's designee as a management nominee for ESI's Board of Directors in ESI's proxy material to be filed with the U.S. Securities and Exchange Commission in February or March, 2001, and to vote, at ESI's Annual Meeting of Stockholders to be held in May or June, 2001, all proxies received by management in favor of such designee's election as a director, unless specified to the contrary on the proxy.

         C. The transactions agreed to herein shall be detailed in appropriate definitive agreements and financing documents, including any


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                   amendments to the Deed Poll required to reflect
                   the agreements set forth herein (the "Definitive Agreements"). The Parties intend that the Definitive Agreements shall be executed at a closing to take place as soon as practicable following approval of the transactions set forth herein by ESI Board of Directors. The Definitive Agreements shall be effective as of the Effective Date set forth above.

II.      Dispute Resolution:

         All disputes between the Parties arising from the interpretation of this Agreement shall be settled in accordance with the procedures applicable to disputes arising under the Deed Poll.

III.     Confidentiality:

         The Parties agree that all information exchanged in the course of the discussions relative to the Agreement outlined herein shall be held as confidential by the Parties, except as may be required to be disclosed pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder.

IV.      Notices:

         All notices required or permitted to be given hereunder shall be valid upon receipt if sent to the Party to whom the notice is addressed by facsimile, and confirmed by registered post at its last known address.

         IN WITNESS WHEREOF, the Parties hereto have signed this Memorandum of Agreement, as of the date first set forth above.

ENTERPRISES SOLUTIONS, INC.


By:      John A. Solomon
         -----------------------------
         John A. Solomon, President
         and Chief Executive Officer

Signed for and on behalf of WALTRAG A.G.
by its duly authorized officer in the
presence of:                                              WALTRAG A.G.


Yuhko Grossman                                            S. Wolf
-------------------------------                      -------------------
Witness                                                   Title:

Yuhko Grossman                                            Wolf Susanne
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Print Name                                                Print Name



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